Skadden, Arps, Slate, Meagher & Flom llp

DIRECT DIAL (212) 735-3176 DIRECT FAX (917) 777-3176 EMAIL ADDRESS EILEEN.NUGENT@SKADDEN.COM	FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com January 28, 2014
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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Geoff Kruczek, Esq. Office of Mergers and Acquisitions

RE:	NuPathe Inc. (“NuPathe”) Schedule TO-T filed December 23, 2013 by DM Merger Sub Inc. and Endo Health Solutions Inc. SEC File No. 005-85616

Dear Mr. Kruczek:

On behalf of Endo Health Solutions Inc. (“Endo”) and its indirect, wholly-owned subsidiary DM Merger Sub Inc. (“Purchaser” and, together with Endo, the “Purchasers”), set forth below is a response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated January 10, 2014 (the “Comment Letter”) relating to the Schedule TO-T (the “Schedule TO”) filed by the Purchasers on December 23, 2013 (File No. 005-85616).

We respectfully advise the Staff that the Purchasers withdrew the offer contemplated by the Schedule TO by filing an amendment to the Schedule TO on January 21, 2014, and accordingly are not responding to the comments set forth in the Comment Letter at this time.

Geoff Kruczek, Esq.
United States Securities and Exchange Commission
January 28, 2014

*     *     *

If you have any questions with respect to the foregoing, please contact me at (212) 735-3176 or Maxim Mayer-Cesiano at (212) 735-2297.

Very truly yours,

/s/ Eileen T. Nugent
Eileen T. Nugent

Enclosures

cc:	Caroline B. Manogue, Esq.

Geoff Kruczek, Esq.
United States Securities and Exchange Commission
January 28, 2014

January 28, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Geoff Kruczek, Esq. Office of Mergers and Acquisitions

Ladies and Gentlemen:

Reference is made to your letter dated January 10, 2014 (the “Comment Letter”) relating to the Schedule TO-T (the “Schedule TO”) filed by Endo Health Solutions Inc. (“Endo”) and its indirect, wholly-owned subsidiary DM Merger Sub Inc. (“Purchaser” and, together with Endo, “Purchasers”) on December 23, 2013, as amended (File No. 005-85616).

Per your request, each of the Purchasers acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENDO HEALTH SOLUTIONS INC.

By:	/s/ Caroline B. Manogue
Name: Caroline B. Manogue Title: Executive Vice President, Chief Legal Officer and Secretary

DM MERGER SUB INC.

By:	/s/ Caroline B. Manogue
Name: Caroline B. Manogue Title: Executive Vice President, Chief Legal Officer and Secretary